Exhibit 99.1

November 7, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by AsiaStrategy (formerly known as “Top Win International Limited”) in its Form 6-K dated November 7, 2025. We agree with the statements concerning our Firm in such Form 6-K; we are not in a position to agree or disagree with other statements of AsiaStrategy (formerly known as “Top Win International Limited”) contained therein.

Very truly yours,

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP